FORM OF PROMISE TO GRANT STOCK OPTION(S)

     In exchange for your agreement to cancel certain stock options ("Old Options") you received from PCD Inc. ("PCD"), PCD hereby promises to grant you a stock option or options covering ________ shares of PCD's common stock (the "New Option(s)"), on or about November 26, 2002 (the "New Grant Date"). You understand that the exercise price of the New Option(s) will be the closing price of PCD's common stock as listed on the Nasdaq National Market on the last business day before the date of the replacement grant. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with PCD on a full-time basis or on your being on a bona fide leave of absence as described below. Each New Option will otherwise be subject to the standard terms and conditions under PCD's 1996 Stock Plan (the "Plan") and applicable form of stock option agreement. However, if PCD is acquired prior to the date on which your New Options are to be granted subject to a merger or similar transaction whereby the liabilities of PCD are assumed, you will receive options to purchase shares of the acquiring company's stock, and the number of options you receive would be based on the terms of the acquisition. In addition, those options would be subject to the terms of the acquiring company's stock option plan and related form of agreement. If PCD is acquired by means other than a merger or similar transaction or if the acquiror does not have a comparable stock plan, however, PCD will use commercially reasonable efforts to obtain fair compensation for your New Options based on the deal consideration and other relevant factors. However, there is no guarantee that PCD will be successful in its efforts.

     In order to receive the New Option(s), you must be employed by PCD in a full-time capacity or be on a bona fide leave of absence that was approved by PCD in writing (if the terms of the leave provide for continued service crediting or when continued service crediting is required by law), as of the New Grant Date (or such later date as the New Options are granted). This promise to grant does not constitute a guarantee of employment with PCD for any period. Your employment with PCD remains "at-will" and can be terminated by either you or PCD at any time, with or without cause or notice. If you voluntarily terminate your employment with PCD or if PCD terminates your employment for any reason, including without limitation voluntary termination, death, disability or involuntary termination with or without cause, before the New Grant Date, you will lose all rights you have to receive any New Options.

     This Promise is subject to the terms and conditions of the Offer to Exchange dated April 22, 2002; the Announcement of Option Exchange Program from John L. Dwight, Jr., President of PCD, dated April 22, 2002; and the Election Form previously completed and submitted by you to PCD, each of which is incorporated herein by reference. The documents described herein reflect the entire agreement between you and PCD with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of PCD.

     Signed as an agreement under seal this ___ day of ______, 2002.

                                                     PCD INC.

                                                     By:________________________________

Accepted and agreed by:

_________________________________
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